Kevin W Vaughn Accounting Branch Chief Division of Corporation Finance US Securities and Exchange Commission 100 F Street, N E Washington DC 20549 United States	Group Chief Accountant's Level 12 280 Bishopsgate London EC2M 4RB Telephone: 020 7672 2660 Facsimile: 020 7672 1424
29 August 2013

Dear Mr Vaughn

The Royal Bank of Scotland Group plc
Form 20-F for Fiscal Year Ended December 31, 2012
Filed March 27, 2013
File No. 001-10306

Thank you for your letter of 1 August 2013.  Our responses to your comments are set out below.  References to ‘the Company’ and to ‘RBSG’ are to The Royal Bank of Scotland Group plc; ‘the Group’ means the Company and its subsidiaries.

General

1.
You indicated in your letter to us dated December 16, 2010 that you expected future revenues, assets, and liabilities associated with contacts with Cuba, Sudan, and Syria. As you know, Cuba, Sudan, and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure regarding contacts with Cuba, Sudan, and Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan, and Syria, whether through direct or indirect arrangements, since the referenced letter. Your response should describe any funds, services, or support you have provided to those countries, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

Please see the response to question 2 below.

2.
Please discuss for us the materiality of the contacts with Cuba, Sudan, and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced

1/4	The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

by such actions directed toward companies that have operations associated with Cuba, Sudan, or Syria.

Introduction

The Group has measures in place designed to ensure compliance with all applicable international sanctions laws and regulations issued by the relevant authorities in the UK, the EU and the US and by the United Nations, as well as any local laws and regulations applicable to affiliates and branches located in jurisdictions throughout the world.  The Group has adopted or may adopt policies that go beyond the requirements of applicable laws and regulations in order to ensure a consistent level of compliance globally.

Physical presence

The Group does not have a physical presence (branch, subsidiary, affiliate, representative office or otherwise) in Cuba, Sudan or Syria (hereafter the ’Subject Countries’), nor does it solicit business in these countries.

Sanctions Policy Chapter of the Corporate Conduct Policy Standard

As discussed below, the Group’s compliance policies prohibit any business with the Subject Countries that would violate any regulatory requirements applicable to the relevant member of the Group.  Specific compliance requirements in relation to these countries are set forth in the Group’s Sanctions Policy Chapter of the Corporate Conduct Policy Standard.  These standards are applicable to every part of the Group’s business in every part of the world.  Each employee of the Group is required to undertake awareness training in relation to the Sanctions Policy Chapter, with additional targeted training made available to staff in roles which may involve exposure to sanctions risk.

Cuba and Sudan

The Group does not allow the initiation of trade financing or loan transactions involving Cuba or Sudan, unless specific approval is received from the Group’s compliance function (hereafter ‘Compliance’).  Such approval may only be provided if a transaction relates to export of food or humanitarian aid.  The Group will only allow payments involving Cuba or Sudan if no US element is present in the transaction, or where they are permitted under the relevant US laws and regulations (e.g. under licence).  Any such transactions will be checked against all legal requirements applicable to the Group and the relevant branch or subsidiary, including screening against applicable sanctions lists issued by the UK, EU, US and relevant local authorities.

The Group only allows existing non-USD accounts to be held by individuals and entities residing in Cuba or Sudan.  The Group has terminated all USD accounts held by clients resident in Cuba or Sudan, located or organized in these countries or that appear to be owned or controlled by Cuban or Sudanese entities or residents or the government of these countries.  No new customer relationships are permitted for Cuban or Sudanese residents or for entities that appear to be owned or controlled by Sudanese or Cuban entities or residents or the government of either country.

Customer exposure to Sudan is very limited and mostly relates to the retail segment.  The Group does not maintain any correspondent banking relationships with Sudanese banks.  Customer exposure towards Cuba is close to nil.  The Group does not maintain any correspondent banking relationships with Cuban

2/4	The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

banks.  The Group does not have any trade exposure towards Cuba and has very limited trade exposure towards Sudan.  Certain existing trade exposure with respect to Sudan relates to entities that are considered part of or appear to be owned or controlled by the Sudanese government.  The exposure is closely reviewed by Compliance.

The Group is actively exiting any customer and trade finance exposure that is outside the boundaries of its Sanctions Policy Chapter as described above. Where immediate exit is not possible (e.g. due to liability considerations under prevailing law) continuation of the customer relationship or transaction will be ring fenced and restricted with a view to exiting the relationship as soon as possible.  All activity is conducted in compliance with all currently applicable UK, EU and US sanctions laws and regulations.

Both from a quantitative and qualitative materiality perspective, the Group’s transactions with and financial services provided to entities located or organized in Cuba or Sudan, residents of either country, and the governments of the two countries are insignificant and immaterial in size, number and frequency.  For Sudan and Cuba combined, revenue for the years ended 2010, 2011 and 2012 and for the six months to 30 June 2013 did not exceed USD5m (0.03% of total revenues), period-end assets did not exceed USD50m (0.003% of total assets) and liabilities did not exceed USD50m (0.003% of total liabilities).

Syria

The US and other countries have significantly increased sanctions on Syria in recent years.  In order to ensure compliance with these increased sanctions measures, the Group’s Sanctions Policy Chapter has been updated and now forbids any new relationships with Syrian resident customers and mandates exit from any such existing relationships. All transactions involving Syria are prohibited, with the exception of: (i) transactions on behalf of resident customers awaiting exit that do not involve a US element, sanctioned element or (directly or indirectly) the Government of Syria; and (ii) transactions related to food or humanitarian aid that do not involve a US or sanctioned element. Transactions are only permitted under these exceptional circumstances with the approval of Compliance.

The Group has very limited customer and trade exposure toward Syria. In line with the Group’s current policy stance, existing Syrian resident relationships are being exited and the Group does not maintain correspondent banking relationships with any Syrian banks.

Both from a quantitative and qualitative materiality perspective, the Group’s transactions with or financial services provided to residents of and entities located in Syria are insignificant and immaterial in size, number and frequency. In each of 2010, 2011 and 2012 and for the six months to 30 June 2013 revenue from Syria was less than USD5m (0.03% of total revenues), period-end assets did not exceed USD50m (0.003% of total assets) and liabilities did not exceed USD50m (0.003% of total liabilities).

Investment risks for security holders

The revenues, assets and liabilities associated with the Group’s very limited and closely controlled contacts with the Subject Countries are de minimis in light of the Group’s total revenues, assets and liabilities.  As a result of strict policies implemented throughout the Group as well as its proactive exit policy, the Group’s existing exposure to the Subject Countries is expected to decrease in coming years.  Furthermore, the Group has no presence in the Subject Countries, and it

3/4	The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

has screening and monitoring tools in place to mitigate business risks related to its existing exposure towards the Subject Countries.  As such, we believe that the Group’s current involvement with the Subject Countries does not constitute a material concern to potential or existing investors.

As noted in the Group’s Form 20-F filings for the fiscal years ended December 31, 2011 and December 31, 2012, the Group is continuing to co-operate with US and UK authorities in respect of investigations relating to historical compliance with US economic sanctions regulations. The Group cannot currently determine the outcome of its ongoing discussions with the relevant authorities, except to note that the investigation costs, remediation required or liability incurred could have a material effect on the Group’s net assets, operating results or cash flows in any particular period.

We expect that a reasonable investor would consider all of these factors with respect to the Group’s contacts with the Subject Countries in making an informed investment decision.

We are aware of, and sensitive to, the sentiments that are expressed in certain legislation which has been adopted by some state legislatures in the United States of America as well as the content of certain universities’ endowment investment policies with respect to issuers’ activities involving the Subject Countries.  We do not believe that the effect or purpose of such state statutes or policies alters our conclusions regarding the level of investment risk arising from the Group’s current limited contacts in relation to the Subject Countries, although it is possible that state and university investors may consider our public disclosures regarding ongoing sanctions investigations by US and UK authorities when making their investment decisions.

In connection with responding to the comments of the Commission, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company cannot assert Staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you wish to discuss our response.

Yours sincerely

/s/ R Kapoor

R Kapoor
Group Chief Accountant

4/4	The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB